Contact

www.linkedin.com/in/jim-hotaling-6300ba53 (LinkedIn)

Top Skills

Team Leadership

statistical genetics

Medicine

Jim Hotaling

Assoc Prof of Surgery, University of Utah, serial entrepreneur

Salt Lake City, Utah, United States

Experience

Paterna Biosciences

Chief Medical Officer

October 2022 - Present (9 months)

SLC, UT, USA

Founder/CMO of early stage biotech startup trying to help make infertile men dads

University of Utah Health

Associate Professor of Urology

September 2013 - Present (9 years 10 months)

Stream Dx - Home Uroflow Service

Co-Founder

September 2015 - Present (7 years 10 months)

SLC, UT, USA

Advanced Conceptions

Co-Founder

September 2014 - December 2021 (7 years 4 months)

SLC, UT, USA

Founded nanonc which became advanced conceptions in 2014. Sold to CODX in 12/2021

Andro360 Medical

Co-Founder

September 2013 - December 2021 (8 years 4 months)

UNIVERSITY OF ILLINOIS AT CHICAGO MEDICAL CENTER

Male Infertility fellow

August 2012 - August 2013 (1 year 1 month)

University of Washington

Urology Resident

June 2006 - June 2012 (6 years 1 month)

Education

Dartmouth College
Bachelor's degree, Biophysical Chemistry & History · (September 1998 - June 2002)

University of Washington School of Public Health
MS in Clinical Epidemiology, Statistical Genetics · (June 2009 - August 2010)

Duke University School of Medicine
Doctor of Medicine - MD · (July 2002 - July 2006)